Exhibit P

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF JULY 17, 2023

The information included in this Exhibit P supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2021, on Form 18-K filed with the Commission on September 30, 2022, as amended by Amendment No. 1 thereto filed on November 21, 2022, and by Amendment No. 2 thereto filed on March 28, 2023, and as may be further amended from time to time. To the extent the information in this Exhibit P is inconsistent with the information contained in such annual report, the information in this Exhibit P replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

On March 15, 2023, the extension of Line 2 of the Metro de Panama, which connects to the Tocumen International Airport, was inaugurated. This extension connects the Superior Specialized Technical Institute (ITSE) and Tocumen Airport stations, has a length of two kilometers and is expected to transport around 10,000 passengers daily. Panama became the first country in Central America to have a metro connection between the capital city center and its principal international airport.

On March 28, 2023, the Cabinet Council approved an extension of the fuel subsidy until April 22, 2023, maintaining the price per gallon at U.S.$3.25 for 91 and 95 octane gasoline, as well as for diesel. Starting April 22, 2023, and until May 31, 2023, the subsidized fuel price of U.S.$3.25 per gallon applied to 91 octane gasoline and diesel only, excluding 95 octane gasoline.

On April 28, 2023, President Cortizo announced that monetary transfers through the Vale Digital program would be extended until July 2023 to continue to support the wellbeing of the population affected by the COVID-19 pandemic.

On April 28, 2023, the Supreme Court of Justice announced the decision to admit the lawsuit in which Abdul Waked claims compensation of U.S.$1,268.7 million from the National Bank of Panama (“BNP”) for alleged damages in connection with BNP’s management of Waked’s trusts and the sale of the underlying properties. In his claim, Waked alleges that BNP was part of a conspiracy to coerce him to sell his properties after being designated as a sanctioned person by the U.S. Department of the Treasury on activities related to alleged money laundering and drug trafficking.

On May 30, 2023, through Cabinet Resolution No. 48, the Cabinet Council declared a State of Environmental Emergency throughout Panama due to prolonged drought as a result of rising global temperatures.

On May 30, 2023, through Cabinet Resolution 50, the Cabinet Council extended the fuel subsidy until July 15, 2023, maintaining the price per gallon at U.S.$3.25 for 91 octane gasoline and diesel. The Government allocated U.S.$14.3 million to cover the fuel subsidy extension from June 1, 2023 to July 15, 2023.

On June 23, 2023, the Financial Action Task Force reported that during its June 2023 plenary, it made an initial determination that Panama has substantially completed its action plan and warrants an on-site assessment to verify the implementation of, and commitment to sustaining, AML/CFT reforms.

On July 11, 2023, the Cabinet Council approved another extension of the fuel subsidy until August 14, 2023, maintaining the price per gallon at U.S.$3.25 for 91 octane gasoline and diesel. The Government allocated U.S.$10 million to cover the fuel subsidy extension from July 16, 2023 to August 14, 2023.

Political Developments

On March 10, 2023, the First Criminal Trial Court of the First Judicial Circuit of Panama sentenced the former director of the National Aid Program, Giacomo Tamburelli, and the former director of the National Police, Gustavo Pérez, to 10 years in prison for embezzlement from the Directorate of Social Assistance, formerly called the Social Investment Fund.

On March 13, 2023, the Second Criminal Trial Court of the First Judicial Circuit of Panama sentenced Adolfo “Chichi” De Obarrio, former Secretary of the Presidency during the presidential term of Ricardo Martinelli, to 10 years in prison for money laundering related to the “Blue Apple” case and levied a fine in the amount of U.S.$5,091,486.92 that must be paid to the National Treasury. The Blue Apple case involves a criminal investigation of the company Blue Apple Services Inc., which was allegedly formed by members of the Martinelli government for the purpose of receiving and laundering money from bribes received for concession of various construction contracts with the Panamanian State.

On March 13, 2023, the Supreme Court of Justice upheld the 50-month prison sentences of Gustavo Pérez and Alejandro Garúz, former secretaries of the National Security Council of Panama during the presidential term of Ricardo Martinelli, under the charges of being primary accomplices in the commission of the crime of unauthorized wiretapping.

On April 17, 2023, one of the defense lawyers in the “New Business” case filed a challenge against Judge Baloisa Marquínez of the Second Criminal Trial Court, causing the trial to be postponed. In addition, the defense filed an appeal against certain evidentiary rulings concerning evidence that would be used during the trial. The New Business case involves an investigation into alleged money laundering, which was launched after the Prosecutor’s Office found evidence that the purchase of the shares of Editora Panamá América, a company dedicated to the publication of several newspapers with national circulation, was made with the proceeds of bribes paid to the Martinelli government by companies who were granted infrastructure construction contracts.

On May 10, 2023, a trial court judge in Panama’s First Judicial Circuit issued ruling No. 74, declaring Emma Reyes, former director of the Financial Analysis Unit, guilty of charges of embezzlement and sentencing her to 10 years in prison. This case originated in 2014, from an anonymous complaint that informed the authorities of alleged irregular events that occurred within the Financial Analysis Unit.

On May 17, 2023, the First Criminal Trial Court summoned former Ministers of Public Works Federico Suárez and Jaime Ford and seven other people to stand trial for charges of embezzlement of funds allocated for the design and construction of the Arraiján-La Chorrera highway totaling approximately U.S.$7.9 million. The trial was set for January 11, and January 12, 2024.

On June 15, 2023, the Criminal Chamber of the Supreme Court of Justice denied an appeal presented by the defense of the representative of the Calidonia township and President of the Municipal Council of the District of Panama, Ramón Ashby Chial. Mr. Ashby was previously sentenced to 60 months in prison for the crime of embezzlement based on investigations by the Anti-Corruption Prosecutor’s Office and an audit by the Comptroller General, which detected that the community board of Calidonia, managed by Mr. Ashby, could not provide evidence for how U.S.$505,355 was spent on hiring personnel and purchasing goods and services.

On June 19, 2023, the Criminal Chamber of the Supreme Court of Justice rejected as inadmissible a request for clarification on the confirmatory ruling of the eight-month prison sentence for Mario Kennedy, representative of the San Felipe township. Mr. Kennedy was previously sentenced to eight months in prison for the crime of embezzlement based on investigations by the Anti-Corruption Prosecutor’s Office and an audit by the Comptroller General, which detected irregular handling of funds by the community board of San Felipe, managed by Mr. Kennedy, in the approximate amount of U.S.$441,592 between 1999 and 2003.

On July 13, 2023, the U.S. Department of State announced the designation of former Panamanian President Juan Carlos Varela Rodríguez as generally ineligible to enter the United States, due to his alleged involvement in acts of corruption during his tenure as vice president and later as president of Panama.

The Panamanian Economy

Economic Performance

Panama’s estimated GDP growth during 2022 was 10.8%. In comparison, the International Monetary Fund (“IMF”) estimated average Latin America/Caribbean and world GDP growth of 4.0% and 3.4%, respectively, in 2022. The following table contains GDP growth rates for Panama, Latin America and the Caribbean, and the world during the years indicated.

GDP Growth
Year	Panama	Latin America and Caribbean(1)	World(2)
2017	5.6%	1.4%	3.8%
2018	3.7%	1.2%	3.6%
2019	3.3%	0.2%	2.8%
2020	(17.7)%	(6.8)%	(2.8)%
2021	15.8%	7.0%	6.3%
2022	10.8%	4.0%	3.4%

(1)

Weighted average of the annual GDP growth rates in Antigua and Barbuda, Argentina, Bahamas, The, Barbados, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Curacao, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Guyana, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Paraguay, Peru, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Sint Maarten, Suriname, Trinidad and Tobago, Uruguay and Venezuela.

(2)

Weighted average of the annual GDP growth rates in Afghanistan, Albania, Algeria, American Samoa, Andorra, Angola, Anguilla, Antigua and Barbuda, Argentina, Armenia, Aruba, Australia, Austria, Azerbaijan, Bahamas, The, Bahrain, Bangladesh, Barbados, Belarus, Belgium, Belize, Benin, Bermuda, Bhutan, Bolivia, Bonaire, Bosnia and Herzegovina, Botswana, Brazil, British Virgin Islands, Brunei Darussalam, Bulgaria, Burkina Faso, Burundi, Cabo Verde, Cambodia, Cameroon, Canada, Cayman Islands, Central African Republic, Chad, Channel Islands, Chile, China, People’s Republic of, Colombia, Comoros, Congo, Dem. Rep. of the, Congo, Republic of , Cook Islands, Costa Rica, Croatia, Cuba, Curacao, Cyprus, Czech Republic, Côte d’Ivoire, Denmark, Djibouti, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Equatorial Guinea, Eritrea, Estonia, Eswatini, Ethiopia, Faeroe Islands, Falkland Islands, Fiji, Finland, France, French Guiana, French Polynesia, Gabon, Gambia, The, Georgia, Germany, Ghana, Gibraltar, Greece, Greenland, Grenada, Guadeloupe, Guam, Guatemala, Guinea, Guinea-Bissau, Guyana, Haiti, Holy See, Honduras, Hong Kong SAR, Hungary, Iceland, India, Indonesia, Iran, Iraq, Ireland, Isle of Man, Israel, Italy, Jamaica, Japan, Jordan, Kazakhstan, Kenya, Kiribati, Korea, Dem. People’s Rep. of, Korea, Republic of, Kuwait, Kyrgyz Republic, Lao P.D.R., Latvia, Lebanon, Lesotho, Liberia, Libya, Liechtenstein, Lithuania, Luxembourg, Macao SAR, Madagascar, Malawi, Malaysia, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Mayotte, Mexico, Micronesia, Fed. States of, Moldova, Monaco, Mongolia, Montenegro, Montserrat, Morocco, Mozambique, Myanmar, Namibia, Nauru, Nepal, Netherlands, New Caledonia, New Zealand, Nicaragua, Niger, Nigeria, Niue, North Macedonia , Northern Mariana Islands, Norway, Oman, Pakistan, Palau, Panama, Papua New Guinea, Paraguay, Peru, Philippines, Pitcairn, Poland, Portugal, Puerto Rico, Qatar, Reunion, Romania, Russian Federation, Rwanda, Saint Helena, Saint Kitts and Nevis, Saint Lucia, Saint Martin, Saint Vincent and the Grenadines, Saint-Pierre and Miquelon, Samoa, San Marino, Saudi Arabia, Senegal, Serbia, Seychelles, Sierra Leone, Singapore, Sint Maarten, Slovak Republic, Slovenia, Solomon Islands, Somalia, South Africa, South Sudan, Republic of, Spain, Sri Lanka, Sudan, Suriname, Svalbard and Jan Mayen Islands, Sweden, Switzerland, Syria, São Tomé and Príncipe, Taiwan Province of China, Tajikistan, Tanzania, Thailand, Timor-Leste, Togo, Tokelau, Tonga, Trinidad and Tobago, Tunisia, Turkmenistan, Turks and Caicos Islands, Tuvalu, Türkiye, Republic of, Uganda, Ukraine, United Arab Emirates, United Kingdom, United States, United States Virgin Islands , Uruguay, Uzbekistan, Vanuatu, Venezuela, Vietnam, Wallis and Futuna Islands, West Bank and Gaza, Western Sahara, Yemen, Zambia and Zimbabwe.

Sources: IMF, World Economic Outlook (April 2023); INEC.

Panama’s rate of inflation (measured as the percentage change in the Consumer Price Index) for 2022 was an estimated 2.9%. In comparison, the IMF estimated average Latin America/Caribbean and world inflation of 14.0% and 8.7%, respectively, in 2022. The following table contains rates of inflation for Panama, the average inflation rate across Latin America and the Caribbean, and the average inflation rate in the world during the years indicated.

Inflation(1)
Year	Panama(2)	Latin America and Caribbean(3)	World(4)
2017	0.9%	6.3%	3.2%
2018	0.8%	6.6%	3.6%
2019	(0.4)%	7.7%	3.5%
2020	(1.6)%	6.4%	3.2%
2021	1.6%	9.8%	4.7%
2022	2.9%	14.0%	8.7%

(1)	Percent change in average consumer prices, as published by the IMF.

(2)	Data with respect to Panama’s inflation is published by INEC.

(3)

Average change in consumer prices in Antigua and Barbuda, Argentina, Bahamas, The, Barbados, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Curacao, Dominica, Dominican Republic, Ecuador, El Salvador, Grenada, Guatemala, Guyana, Haiti, Honduras, Jamaica, Mexico, Nicaragua, Panama, Paraguay, Peru, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Sint Maarten, Suriname, Trinidad and Tobago, Uruguay and Venezuela.

(4)

Average change in consumer prices in Afghanistan, Albania, Algeria, American Samoa, Andorra, Angola, Anguilla, Antigua and Barbuda, Argentina, Armenia, Aruba, Australia, Austria, Azerbaijan, Bahamas, The, Bahrain, Bangladesh, Barbados, Belarus, Belgium, Belize, Benin, Bermuda, Bhutan, Bolivia, Bonaire, Bosnia and Herzegovina, Botswana, Brazil, British Virgin Islands, Brunei Darussalam, Bulgaria, Burkina Faso, Burundi, Cabo Verde, Cambodia, Cameroon, Canada, Cayman Islands, Central African Republic, Chad, Channel Islands, Chile, China, People’s Republic of, Colombia, Comoros, Congo, Dem. Rep. of the, Congo, Republic of , Cook Islands, Costa Rica, Croatia, Cuba, Curacao, Cyprus, Czech Republic, Côte d’Ivoire, Denmark, Djibouti, Dominica, Dominican Republic, Ecuador, Egypt, El Salvador, Equatorial Guinea, Eritrea, Estonia, Eswatini, Ethiopia, Faeroe Islands, Falkland Islands, Fiji, Finland, France, French Guiana, French Polynesia, Gabon, Gambia, The, Georgia, Germany, Ghana, Gibraltar, Greece, Greenland, Grenada, Guadeloupe, Guam, Guatemala, Guinea, Guinea-Bissau, Guyana, Haiti, Holy See, Honduras, Hong Kong SAR, Hungary, Iceland, India, Indonesia, Iran, Iraq, Ireland, Isle of Man, Israel, Italy, Jamaica, Japan, Jordan, Kazakhstan, Kenya, Kiribati, Korea, Dem. People’s Rep. of, Korea, Republic of, Kuwait, Kyrgyz Republic, Lao P.D.R., Latvia, Lebanon, Lesotho, Liberia, Libya, Liechtenstein, Lithuania, Luxembourg, Macao SAR, Madagascar, Malawi, Malaysia, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Mayotte, Mexico, Micronesia, Fed. States of, Moldova, Monaco, Mongolia, Montenegro, Montserrat, Morocco, Mozambique, Myanmar, Namibia, Nauru, Nepal, Netherlands, New Caledonia, New Zealand, Nicaragua, Niger, Nigeria, Niue, North Macedonia , Northern Mariana Islands, Norway, Oman, Pakistan, Palau, Panama, Papua New Guinea, Paraguay, Peru, Philippines, Pitcairn, Poland, Portugal, Puerto Rico, Qatar, Reunion, Romania, Russian Federation, Rwanda, Saint Helena, Saint Kitts and Nevis, Saint Lucia, Saint Martin, Saint Vincent and the Grenadines, Saint-Pierre and Miquelon, Samoa, San Marino, Saudi Arabia, Senegal, Serbia, Seychelles, Sierra Leone, Singapore, Sint Maarten, Slovak Republic, Slovenia, Solomon Islands, Somalia, South Africa, South Sudan, Republic of, Spain, Sri Lanka, Sudan, Suriname, Svalbard and Jan Mayen Islands, Sweden, Switzerland, Syria, São Tomé and Príncipe, Taiwan Province of China, Tajikistan, Tanzania, Thailand, Timor-Leste, Togo, Tokelau, Tonga, Trinidad and Tobago, Tunisia, Turkmenistan, Turks and Caicos Islands, Tuvalu, Türkiye, Republic of, Uganda, Ukraine, United Arab Emirates, United Kingdom, United States, United States Virgin Islands , Uruguay, Uzbekistan, Vanuatu, Venezuela, Vietnam, Wallis and Futuna Islands, West Bank and Gaza, Western Sahara, Yemen, Zambia and Zimbabwe.

Sources: IMF, World Economic Outlook (April 2023); INEC.

As of January 31, 2023, the total estimated amount of payments scheduled under the Government’s outstanding turnkey and deferred payment contracts from February 2023 to 2026 was approximately U.S.$1,223.3 million, an increase from U.S.$1,206.3 million as of December 31, 2022.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Financial Services and Insurance. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of May 31, 2023, consisted of two state-owned banks (Banco Nacional de Panama and Caja de Ahorros) and 63 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of May 31, 2023, banking sector assets and deposits totaled approximately U.S.$140.9 billion and U.S.$99.9 billion, respectively.

Colón Free Zone. The CFZ has become the largest duty-free zone in the Western Hemisphere in terms of commercial activity. As of December 31, 2022, approximately 2,404 companies used the CFZ service facilities for a variety of trading activities. Total imports to the CFZ totaled approximately U.S.$14.0 billion in 2022, an increase of 55.1% compared to 2021. Total re-exports in 2022 were approximately U.S.$11.6 billion, an increase of 21.1% compared to 2021. In 2022, CFZ value added (implied by the value of re-exports minus the value of imports) increased to an estimated U.S.$2.4 billion, compared to a value of U.S.$565.1 million in 2021.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned institutions and interest payments) for the three-month period ended March 31, 2023 totaled U.S.$2.7 billion.

The following table sets forth summary financial information on principal public sector businesses:

Selected State-Owned Enterprises (1)

2022 Financial Statistics

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)(2)	$14,603.9	1,141.5	470.0	195.1	94.6
Empresa Nacional de Autopista (“ENA”) (highway)(2)	$977.7	276.7	144.1	21.2	0.0
Empresa de Transmisión Eléctrica (“ETESA”) (electricity transmission)(2)	$1,245.6	378.7	134.1	23.6	0.0
Metro de Panama, S.A. (railway)(2)	$5,288.3	3,964.3	44.8	(168.4)	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)(2)	$2,309.7	395.2	242.2	4.3	0.0
Caja de Ahorros (banking)(2)	$6,118.0	334.5	268.7	17.3	8.2

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of and for the year ended December 31, 2022.

Sources: Superintendencia de Bancos, ENA, ETESA, Metro de Panama and AITSA.

As of and for the three-month period ended March 31, 2023, Banco Nacional de Panamá had U.S.$14,636.0 million in total assets, U.S.$1,195.3 million in capital and reserves, U.S.$164.1 million in gross revenues and U.S.$73.3 million in net income. As of and for the three-month period ended March 31, 2023, ENA had U.S.$982.0 million in total assets, U.S.$282.9 million in capital and reserves, U.S.$37.4 million in gross revenues and U.S.$6.2 million in net income. As of and for the three-month period ended March 31, 2023, AITSA had U.S.$2,295.0 million in total assets, U.S.$400.4 million in capital and reserves, U.S.$66.9 million in gross revenues and U.S.$2.9 million in net income. As of and for the three-month period ended March 31, 2023, Caja de Ahorros had U.S.$6,637.3 million in total assets, U.S.$345.1 million in capital and reserves, U.S.$90.4 million in gross revenues and U.S.$12.8 million in net income.

In June 2012, the Government created the Fondo de Ahorro de Panamá (the “FAP”) pursuant to Law No. 38 of 2012. The FAP’s total assets were U.S.$1.4 billion and U.S.$1.4 billion as of March 31, 2023, and March 31, 2022, respectively.

Electric Power

Pursuant to Panamanian law, the transmission company, Empresa de Transmisión Eléctrica, S.A. (“ETESA”), remains 100% state-owned.

ETESA’s electric transmission system consists of transmission lines of 230 kV and 115 kV. As of December 2022, the total length of the 230 kV lines was 2,745.1 km in double circuit lines and 93.9 km in simple circuit lines, while the total length of the 115 kV lines was 272.3 km in double circuit lines and 37.8 km in simple circuit lines.

Panama currently has high electricity rates (an estimated average of 22.13 cents per kilowatt hour for the second half of 2022), and demand for electricity in 2022 increased at an estimated average rate of 2.4% compared with the same period of 2021. As of December 31, 2022, Panama had an installed generating base of 3,981.9 megawatts (“MW”), of which 1,844.7 MW (46.3%) were hydroelectric, 1,339.7 MW (33.6%) were thermoelectric, 461.5 MW (11.6%) were photovoltaic power and 336.0 MW (8.4%) were wind power. In 2022, total energy generation in Panama amounted to 11,846 GWh (an increase of 3.6% compared to 2021).

Telecommunications

During the first three months of 2023, Cable & Wireless (Panamá) S.A. experienced a 30.0% increase in revenue compared to the same period in 2022, mainly due to the inclusion of América Móvil’s operations in Panama.

Water

The national water and sewage utility is the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”), which serves approximately 92.0% of the population for which it is responsible (which constitutes 86.0% of the total population) through its 54 water purification plants, two filtration galleries, 195 pumping stations, and 608 underground wells. Inefficiency in IDAAN’s operations and management, combined with leakage, has led to an estimated, unaccounted-for-water-rate of 40.0%.

Air Transportation

During the five-month period ended May 31, 2023, AITSA handled approximately 7.1 million passengers, an increase of 19.1% compared to the same period of 2022.

Ports

During the five-month period ended May 31, 2023, the Manzanillo International Terminal (“MIT”) handled approximately 1.06 million TEUs of cargo and containers, compared to approximately 1.13 million TEUs in the same period of 2022. During the five-month period ended May 31, 2023, the Colón Container Terminal handled approximately 556,853 TEUs of cargo and containers, compared to approximately 565,689 TEUs in the same period of 2022. During the five-month period ended May 31, 2023, the container terminal at Port of Balboa handled approximately 883,746 TEUs of cargo and containers, compared to approximately 897,305 TEUs in the same period of 2022. During the five-month period ended May 31, 2023, the container terminal at the Port of Cristobal handled approximately 353,170 TEUs of cargo and containers, compared to approximately 345,255 TEUs in the same period of 2022. The decrease in cargo movement in Panamanian ports is mainly attributed to slower growth in international trade, due in part to excess inventories accumulated during the COVID-19 pandemic and the fall in demand for goods as a result of inflation in Europe and the United States.

Banking

Collectively, BNP and Caja de Ahorros had approximately 19.4% of deposits and 17.0% of assets in the national banking system as of March 31, 2023. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of July 11, 2023, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

During the first eight months of the Panama Canal’s 2022-2023 fiscal year (which ends September 30, 2023), 8,651 vessels transited the Panama Canal, of which 72.15% were Panamax size and 27.85% were Neopanamax size.

In January 2020, the Panama Canal Authority (“PCA”) announced that as of February 15, 2021, a surcharge fee would be charged to vessels for the use of potable water due to climate change and droughts that have directly affected Panamanians and the Panama Canal. The new rates include fixed payments ranging from U.S.$2,500 to U.S.$10,000 based on ship length. In addition, these vessels must pay a variable surcharge of between 1% and 10% of the cost of the toll depending on the water levels of Gatun Lake. This surcharge generated revenues of U.S.$457 million from February 2020 to September 2022.

In March 2023, Metro de Panama submitted for approval the environmental impact study for the building of a construction area for the tunnel-boring machine to be used for Line 3 of the Metro. The construction of Line 3, which is expected to have a total length of 6.1 kilometers, will be divided into two sections, East and West. The West section would pass through Balboa Station, cross the Panama Canal underground, and then ascend through similar transition structures to join the elevated viaduct and reach the Panama Pacifico Station.

On May 16, 2023, the ICC arbitral tribunal issued a final award in arbitration No. 3 concerning the Gateways, rejecting the claims by Grupo Unidos por el Canal (“GUPCSA”) against the PCA related to the construction of gateways, shareholders’ return on investment and cost overruns in an approximate amount of U.S.$671 million. The arbitral tribunal held that GUPSCA was required to pay U.S.$20.6 million to the PCA for legal costs and expenses, but recognized the possibility of GUPCSA’s right to receive an amount of up to U.S.$34 million from the PCA for increased labor costs during the expansion of the Canal, contingent upon the admission of GUPSCA’s claims relating to an extension of time for the expansion project, which are pending in another arbitration.

Water Conservation

In view of the climatic changes that impact the availability of water in and around the Panama Canal, the PCA has begun implementing a series of water conservation measures with the purpose of ensuring sufficient water for use by the surrounding population as well as in the Canal. The measures include (i) the use of a cross-locking process in the Panamax locks to combine water from one side of a lock with the other and (ii) the scheduling of transits to be able to reuse the same amount of water for multiple vessel transits. If current weather conditions worsen, the PCA could limit the number of daily transits from approximately 35-36 vessels per day to 28-32 vessels per day.

During the first half of 2023, the Panama Canal watershed experienced the lowest-recorded levels of rainfall as compared to other equivalent periods during the last 73 years.

The PCA is preparing a 50-year plan to address lower levels of rainfall. The PCA board of directors is considering various projects for inclusion in the plan, such as relocating the water intake for the Miraflores water treatment plant 14 kilometers in the direction of Gamboa where the water has a lower concentration of salt. Another project, which was recommended by the U.S. Army Corps of Engineers, consists of dredging the navigation channel. While this project would likely have the greatest impact, its execution would be costly and complex because the work must be done during the transit of vessels.

The Fourth Bridge over the Panama Canal

On March 29, 2023, the Ministry of Public Works and the Fourth Bridge Panama Consortium (composed of China Communications Construction Company Ltd. and China Harbour Engineering Company Ltd.) signed an addendum to the original contract for the construction of the fourth bridge over the Panama Canal (the “Fourth Bridge”). The initial construction contract, with a value of approximately U.S.$1.5 billion, entered into force on December 5, 2018. The Fourth Bridge is expected to impact the lives of more than 1.7 million Panamanians and expedite the daily movement of more than 70,000 vehicles from the western area of the country to the capital. The addendum incorporates modifications to the design and construction of the project and reduces the cost of the work to approximately U.S.$1.4 billion, after separating its construction from Line 3 of the Metro de Panama. The addendum was approved by the Contraloria on April 20, 2023. The Republic is in the process of arranging financing for the construction of the Fourth Bridge.

On May 10, 2023, the Ministry of Public Works announced that construction of the Fourth Bridge is expected to begin in August 2023 with works in Cerro Sosa, located on the Pacific side of the entrance to the Panama Canal.

The Colón Free Zone

In 2022, imports to the Colón Free Zone (“CFZ”) were preliminarily estimated at U.S.$14.0 billion, an increase from U.S.$9.0 billion compared to 2021. In 2022, re-exports to the CFZ were preliminarily estimated at U.S.$11.6 billion, an increase from U.S.$9.6 billion compared to 2021.

In 2022, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$3.7 billion, an increase from U.S.$3.6 billion compared to 2021. In 2022, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$15.2 billion, an increase from U.S.$11.6 billion compared to 2021.

During the two-month period ended February 28, 2023, imports to the CFZ were preliminarily estimated at U.S.$1.9 billion, an increase from U.S.$1.8 billion during the two-month period ended February 28, 2022. During the two-month period ended February 28, 2023, re-exports to the CFZ were preliminarily estimated at U.S.$2.3 billion, an increase from U.S.$1.7 billion during the two-month period ended February 28, 2022.

During the two-month period ended February 28, 2023, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$0.4 billion, an decrease from U.S.$0.5 billion during the two-month period ended February 28, 2022. During the two-month period ended February 28, 2023, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$2.18 billion, an decrease from U.S.$2.20 billion during the two-month period ended February 28, 2022.

On February 9, 2023, the General Manager of the Colon Free Zone, spokespersons for the Coalition of Unity for Colon, representatives of the Ministry of Economy and Finance, members of the Users Association of the Colon Free Zone, members of the Frente Amplio Colonense, members of the Cement Industry Workers Union of Panama and representatives of the Ministry of Labor met in the National Assembly to work towards a consensus on Bill No. 620. Bill No. 620 contemplates modifications to Law No. 8, which regulates the operation of the CFZ. Among its proposed changes, Bill No. 620 (i) adds to the functions of the CFZ’s board of directors, enabling the board to authorize judicial and extrajudicial settlements and investments or contracts with values of over $750,000; (ii) proposes certain tax benefits for companies operating within the CFZ, including exempting any transfers of securities to companies in the CFZ from income tax and exempting any commercial and industrial improvements within the CFZ from property tax; (iii) attempts to diversify the CFZ by adding to its permitted activities: services related to cinematography, manufacture and reconversion of products, and scientific research and development; (iv) permits eligible CFZ companies to access the benefits of the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Manufacturing Services (EMMA); and (v) aligns the CFZ’s employment regime with those offered by other special economic zones within Panama, such as the Panama Pacifico Area.

Employment and Labor

Social Security System (SIACAP)

Since its inception in July 2000 through May 31, 2023, SIACAP had administered approximately U.S.$1.9 billion in contributions and revenues, a 5.6% increase from the U.S.$1.8 billion in aggregate contributions and revenues administered as of May 31, 2022.

As of May 31, 2023, SIACAP had 561,804 participants, a 1.3% decrease from 568,925 participants as of May 31, 2022. As of May 31, 2023, SIACAP carried a balance of U.S.$846.5 million in contributions from its participants, a 2.8% increase from U.S.$823.2 million in contributions as of May 31, 2022.

Public Finance

Central Government Budget

As of March 31, 2023, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$1.6 billion (1.9% of nominal GDP), an increase of 38.2% compared to a deficit of approximately U.S.$1.1 billion (1.5% of nominal GDP) as of March 31, 2022, in part due to a 8.0% decrease in current revenues during the three-month period ended March 31, 2023.

As of March 31, 2023, the Central Government’s overall balance registered a deficit of approximately U.S.$2.4 billion (3.0% of nominal GDP), an increase of 66.9% compared to a deficit of approximately U.S.$1.5 billion (1.9% of nominal GDP) as of March 31, 2022, mainly due to an increase in total expenditures caused in part by an increase in transfers.

Central Government tax revenues for the three-month period ended March 31, 2023 were U.S.$1.2 billion, a decrease of 13.7% from U.S.$1.4 billion of tax revenues for the three-month period ended March 31, 2022. Approximately 57.6% of tax revenues for the three-month period ended March 31, 2023, were from direct taxes, compared to 58.5% of tax revenues for the three-month period ended March 31, 2022. Direct tax revenues for the three-month period ended March 31, 2023 were U.S.$0.7 billion, a 14.9% decrease from U.S.$0.8 billion for the three-month period ended March 31, 2022, primarily due to a decrease in income tax.

The Central Government is required by Law No. 34 of June 5, 2008 to limit the deficit as a percentage of GDP. In November 2020, Law No. 185 of November 25, 2020 allowed a temporary increase in deficit funding due to funding needs for the COVID-19 pandemic response, but required gradual reductions in debt on a yearly basis thereafter. The following table includes the pre-pandemic and modified debt limits as a percentage of GDP for the years indicated.

Limits on Central Government Deficit

as a percentage of GDP

	2020	2021	2022	2023	2024	2025
Pre-Pandemic	1.75%	1.75%	1.50%	1.50%	1.50%	1.50%
Modified Limits	10.50%	7.50%	4.00%	3.00%	2.00%	1.50%

Source: Law No. 34 of June 5, 2008, as amended by Law No. 51 of 2008; Law No. 185 of November 25, 2020.

Revenues and Expenditures

The Central Government’s total revenues for the three-month period ended March 31, 2023, were approximately U.S.$1.5 billion, a 15.6% decrease compared to approximately U.S.$1.8 billion for the three-month period ended March 31, 2022. During the three-month period ended March 31, 2023, capital expenditures were approximately U.S.$0.9 billion, a 20.2% decrease compared to approximately U.S.$1.2 billion for the three-month period ended March 31, 2022. During the three-month period ended March 31, 2023, the Central Government’s current savings registered a deficit of approximately U.S.$1.5 billion, approximately 1.8% of preliminary 2023 GDP, which represented an increase of U.S.$1.2 billion from the roughly U.S.$0.3 billion deficit for the three-month period ended March 31, 2022, primarily due to an increase in current expenditures.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$2.7 billion for the three-month period ended March 31, 2023, a 4.6% decrease compared to approximately U.S.$2.8 billion for the three-month period ended March 31, 2022, mainly due to a decrease in the Central Government’s current revenues. Current savings for the non-financial public sector registered a deficit of approximately U.S.$641.0 million for the three-month period ended March 31, 2023, an increase of approximately U.S.$588.3 million from the roughly U.S.$52.8 million deficit for the three-month period ended March 31, 2022, primarily due to an increase in current expenditures and a decrease in non-financial public sector revenues.

International Reserves

As of March 31, 2023, BNP’s foreign assets amounted to U.S.$3.4 billion, a decrease of 13.8% compared to U.S.$3.9 billion as of March 31, 2022.

Financial System

The Banking Sector

As of May 31, 2023, two state-owned banks, 40 private sector general license banks, 13 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of March 31, 2023, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$17.2 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$14.6 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., ASB Bank Corp. and Banco de Bogotá S.A.

As of May 31, 2023, total assets of the banking sector were approximately U.S.$140.9 billion, 3.1% more than approximately U.S.$136.6 billion as of May 31, 2022. As of May 31, 2023, deposits in the banking sector were approximately U.S.$99.9 billion, 1.4% higher than approximately U.S.$98.5 billion as of May 31, 2022.

As of May 31, 2023 the liquidity of the banking sector reached 58.3%. As of March 31, 2023 the ratio of capital adequacy to risk-weighted assets across the banking sector was 16.0%. As of December 31, 2022, banking sector liquidity reached 57.2%, and the ratio of capital adequacy to risk-weighted assets was 15.5%. As of December 31, 2021, banking sector liquidity reached 60.0%, and the ratio of capital adequacy to risk-weighted assets was 16.0%. As of December 31, 2020, banking sector liquidity reached 62.7%, and the ratio of capital adequacy to risk-weighted assets was 15.9%. As of December 31, 2019, banking sector liquidity reached 61.2%, and the ratio of capital adequacy to risk-weighted assets was 15.4%.

In 2022, the balance of the banking sector credit portfolio was approximately U.S.$58.6 billion, 6.4% higher than 2021. In 2021, the balance of the banking sector credit portfolio was approximately U.S.$55.1 billion, 1.5% higher than 2020. In 2020, the balance of the banking sector credit portfolio was approximately U.S.$54.3 billion, 1.6% lower than 2019. In 2019, the balance of the banking sector credit portfolio was approximately U.S.$55.2 billion, 2.0% higher than 2018. In 2018, the balance of the banking sector credit portfolio was approximately U.S.$54.1 billion, 4.8% higher than 2017. In 2017, the balance of the banking sector credit portfolio was approximately U.S.$51.6 billion.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 93 branches and 365 ATMs throughout Panama as of May 31, 2023. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP. BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets as of May 31, 2023 were U.S.$14.1 billion, its bank deposits were U.S.$3.7 billion, and its net loans were U.S.$5.7 billion.

As of May 31, 2023, BNP’s capital and reserves represented 33.8% of its bank deposits and 8.8% of its total assets. BNP generated net income of U.S.$73.3 million during the three-month period ended March 31, 2023, compared to net income of U.S.$30.9 million for the same period in 2022.

As of May 31, 2023, BNP’s foreign assets were U.S.$3.4 billion, a decrease of 12.8% compared to U.S.$3.9 billion as of December 31, 2022.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 62 branches and 306 ATMs throughout Panama as of May 31, 2023. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of May 31, 2023, amounted to U.S.$5.9 billion (a 4.6% decrease from December 31, 2022) and total deposits amounted to U.S.$4.7 billion (a 1.6% decrease from December 31, 2022). Total net loans held by Caja de Ahorros as of May 31, 2023 amounted to U.S.$4.1 billion (a 5.5% increase from December 31, 2022) and its bank deposits were U.S.$455.0 million as of May 31, 2023. Caja de Ahorros had net income of U.S.$15.9 million for the five-month period ended May 31, 2023, compared to net income of U.S.$4.3 million for the same period in 2022.

Private Sector Banking Institutions

As of May 31, 2023, total assets of the private banking sector were approximately U.S.$104.0 billion, approximately 0.8% higher than approximately U.S.$103.2 billion as of December 31, 2022. Total net loans of the private banking sector as of May 31, 2023 were approximately U.S.$67.2 billion (a 1.3% increase from December 31, 2022). As of May 31, 2023, deposits in the private banking sector were approximately U.S.$71.3 billion, approximately 2.3% higher than U.S.$69.8 billion as of December 31, 2022.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, la Bolsa de Valores de Panamá, was created. The stock exchange recently changed its name to Bolsa Latinoamericana de Valores (“Latinex”). While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$3.0 billion in the six-month period ended June 30, 2023, Latinex remains a small portion of the financial services sector. Equity trades represented 6.8% of trading volume in the six-month period ended June 30, 2023. During the six-month period ended June 30, 2023, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$1.1 billion.

Interest Rates. During the five-month period ended May 31, 2023, the average interest rate paid by Panamanian banks for one-year deposits was 3.6%, while the interest rate charged for personal credit transactions averaged 8.6%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.0% during the five-month period ended May 31, 2023.

Insurance. As of May 31, 2023, there were 22 insurance companies and 3,357 insurance brokerages. The 3,357 insurance brokerages consisted of 2,831 individual brokers, 408 brokerage companies and 118 temporary permissions.

Financial Services. A small non-deposit-taking financial services industry provides leasing, consumer durables financing and other small-scale lending. As of March 31, 2023, there were 176 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Composition of Foreign Trade

In 2022, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$3.7 billion, an increase of 0.2% compared to U.S.$3.6 billion in 2021, in part due to higher exports of watermelon, shrimp, furs and leather. The increase in exports of copper ores and concentrates was due mainly to the Cobre Panama project, which produced 350,438 tons of copper concentrate and generated gross sales of US$2,959 million in 2022. In the two-month period ended February 28, 2023, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$403.6 million, a decrease of 13.7% compared to U.S.$467.9 million in the same period of 2022, in part due to lower exports of fish meal and fish oil, beef and veal, watermelon and wood. In the two-month period ended February 28, 2023, exports of copper ores and concentrates recorded a preliminary total of U.S.$291.4 million, a 17.3% decrease from U.S.$352.2 million in the same period of 2022, primarily due to a decrease in export volumes.

In 2022, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$15.2 billion, an increase of 31.8% compared to U.S.$11.6 billion in 2021, in part due to higher imports of consumer goods, specifically fuels and lubricants. In the two-month period ended February 28, 2023, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$2.18 billion, a decrease of 0.6% compared to U.S.$2.20 billion in the same period of 2022, in part due to lower imports of capital goods, consumer goods, specifically fuels, lubricants and related products.

In 2022, banana and pineapple exports recorded a preliminary total of U.S.$134.0 million, a 12.4% decrease from U.S.$153.1 million in 2021, primarily due to lower exports of bananas. In the two-month period ended February 28, 2023, banana and pineapple exports recorded a preliminary total of U.S.$23.3 million, a 3.8% decrease from U.S.$24.2 million in the same period of 2022, primarily due to lower exports of banana.

In 2022, shrimp exports recorded a preliminary total of U.S.$67.9 million, a 127.9% increase from U.S.$29.8 million in 2021, primarily due to higher sales in Taiwan. In the two-month period ended February 28, 2023, shrimp exports recorded a preliminary total of U.S.$7.8 million, a 21.2% an increase from U.S.$6.4 million in the same period of 2022, primarily due to higher sales in Taiwan.

In 2022, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$52.4 million, a 1.1% increase from U.S.$51.9 million in 2021 due to an increase in the catch of fish and other marine species. In the two-month period ended February 28, 2023, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$8.7 million, a 4.0% increase from U.S.$8.4 million in the same period of 2022, mainly due to an increase in the catch of fish and other marine species.

In 2022, fishmeal exports recorded a preliminary total of U.S.$36.5 million, a 56.7% increase from U.S.$23.3 million in 2021, primarily due to a growth in export volumes from increased demand. In the two-month period ended February 28, 2023, fishmeal exports recorded a preliminary total of U.S.$183.0 thousand, a 86.4% decrease from U.S.$1.3 million in the same period of 2022, primarily due to a decrease in export volumes.

The United States has historically been Panama’s most important trading partner. In 2021, trade with the United States represented 3.5% and 25.4% of total goods exported and imported, respectively. Historically, Panama’s other significant trading partners have included China and Japan as an export destination and China and Colombia as sources of imports.

In 2021, Panama’s largest trading partners for exports were China, Japan, and South Korea with exports amounting to U.S.$1.0 billion, U.S.$554.7 million, and U.S.$386.2 million, respectively.

In 2021, Panama’s largest trading partners for imports were the United States, China and Mexico, with imports amounting to U.S.$2.9 billion, U.S.$1.4 billion and U.S.$559.4 million, respectively.

In 2022, Panama’s imports from the CFZ totaled U.S.$849.7 million, a decrease of 1.2% compared to U.S.$860.1 million in 2021.

Foreign Direct Investment

Panama’s foreign direct investment (“FDI”) for 2022 was U.S.$2,721.1 million, an increase of U.S.$794.2 million or 41.2% from U.S.$1,927.0 million in 2021. In 2022, reinvested earnings were the source of U.S.$1,383.4 million of FDI. purchases of shares of domestic companies by non-resident investors were the source of U.S.$123.0 million of FDI, and the remaining U.S.$1,460.7 million of FDI was from other capital. Of gross FDI in 2022, U.S.$433.1 million corresponds to capital invested in the CFZ, an increase of U.S.$40.9 million compared to 2021.

On March 24, 2023, the Ministry of Commerce and Industries published the concession contract agreed with Minera Panamá, S.A. for the Cobre Panamá mining project and invited the general public to participate in the public consultation on the draft concession contract. After the 30-day public consultation process, the concession contract was approved by the Cabinet Council on June 14, 2023. The concession contract will be sent to the Comptroller General for approval and subsequently submitted for approval by the National Assembly.

The proposed new concession contract will have an initial 20-year term, with a 20-year extension option, and meets the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract).

Balance of Payments

Figures for the years 2018 to 2022 have been calculated pursuant to the Sixth Edition of the IMF Balance of Payments and International Investment Position Manual.

In 2022, Panama registered an estimated overall deficit of U.S.$1,879.5 million, compared to an overall deficit of U.S$2,491.6 million in 2021, mainly due to a decrease in other capital assets and a decrease in portfolio investment.

In 2022, the current account balance recorded a deficit of U.S.$3,001.5 million, an increase of 46.4% compared to a current account deficit of U.S.$2,050.7 million in 2021. This was primarily due to a 48.7% an increase in the value of imports to U.S.$30,155.9 million in 2022 compared to U.S.$20,285.2 million in 2021.

For 2022, the capital and financial account balance recorded a surplus of U.S.$5,121.2 million, in contrast to a deficit of U.S.$1,431.3 million in 2021.

In 2022, foreign direct investment as calculated by the Instituto Nacional de Estadísticas y Censo de Panamá (“INEC”) recorded net inflows of U.S.$2,678.6 million, an increase of 64.4% compared to net inflows of U.S.$1,629.4 million in 2021. In 2022, foreign portfolio investment recorded net inflows of U.S.$3,938.0 million, compared to net outflows of U.S.$5,130.0 million in 2021. In 2022, other capital recorded net outflows of U.S.$1,504.2 million, compared to net inflows of U.S.$2,065.1 million in 2021.

In reviewing Panamanian balance of payments statistics for merchandise imports and exports, it is important to consider the effect of the CFZ and the significant amount of merchandise passing through it. In 2022, Panama had U.S.$13,527.6 million in non-CFZ merchandise imports, an increase of 30.7% from U.S.$10,353.5 million during 2021. Imports to the CFZ for 2022 were U.S.$14,019.2 million, a 55.1% increase from U.S.$9,037.9 million for 2021. In 2022, non-CFZ merchandise exports totaled an estimated U.S.$3,652.2 million, a 2.6% increase compared to U.S.$3,558.1 million for 2021. CFZ re-exports for 2022 were estimated to be U.S.$11,625.6 million, a 21.1% increase from U.S.$9,603.0 million for 2021.

Excluding the CFZ, Panama has historically registered large merchandise trade deficits. The deficit, excluding the CFZ, was U.S.$10.0 billion (22.4% of GDP in chained volume measure) in 2022, an increase from a U.S.$6.5 billion deficit (15.9% of GDP in chained volume measure) during 2021.

In 2022, the merchandise trade deficit including the CFZ was U.S.$11.8 billion (26.5% of GDP in chained volume measure), an increase from a U.S.$5.4 billion deficit (13.3% of GDP in chained measure) in 2021.

In 2022, the service sector had a net balance of payments surplus of U.S.$11.8 billion, an increase of 46.9% from the U.S.$8.0 billion surplus in 2021.

Public Debt

As of the end of 2022, 62.1% of Panama’s public debt was held by foreign creditors (excluding multilateral lenders), 21.2% was held by multilateral lenders and 16.8% was held by domestic creditors.

Composition of Panama’s Public Debt, by Type of Creditor

Creditor	Percentage of debt	Amount of debt (in millions of US dollars)
Domestic	16.8%	U.S.$	7,421.40
Foreign ex. Multilateral	62.1%	U.S.$	27,473.9
Multilateral	21.2%	U.S.$	9,378.7

Source: Ministry of Economy and Finance, Directorate of Public Financing

As of June 30, 2023, based on preliminary figures, Panama’s total public debt totaled U.S.$45,737.0 million, an increase from U.S.$43,175.3 million as of June 30, 2022. As of June 30, 2023, based on preliminary figures, Panama’s internal public debt accounted for 16.1% of total debt (a decrease from 17.7% as of June 30, 2022), while external public debt accounted for 83.9% of total debt (an increase from 82.3% as of June 30, 2022). Based on preliminary figures, as of June 30, 2023, the average maturity of the debt portfolio was 14.9 years, with an average duration of 9.1 years. The average maturity of the debt portfolio as of June 30, 2022 was 15.2 years, with an average duration of 9.7 years. During the six-month period ended June 30, 2023, local secondary market transactions in treasury securities reached U.S.$696.9 million, an increase from U.S.$101.6 million during the six-month period ended June 30, 2022.

The following table includes Panama’s global bond and local treasury bond and note debt amortization profile.

Bond and Note Debt Amortization

Profile

(in billions of US Dollars)

Year	Global Bonds	Local Treasury Bonds and Notes
2023	0.00	0.75
2024	0.35	1.09
2025	1.25	0.00
2026	0.98	1.33
2027	0.98	0.46
2028	1.25	0.00
2029	0.95	0.42
2030	1.55	0.00
2031	0.00	1.25
2032	2.50	0.00
2033	1.00	0.00
2034	0.85	0.71
2035	2.98	0.00
2036	0.68	0.00
2037	0.00	0.00
2038	0.00	0.00
2039	0.00	0.00
2040	0.00	0.00
2041	0.00	0.00
2042	0.00	0.00
2043	0.00	0.00
2044	0.00	0.00
2045	0.389	0.00
2046	0.389	0.00
2047	0.389	0.00
2048	0.833	0.00
2049	0.833	0.00
2050	0.833	0.00
2051	0.583	0.00
2052	0.917	0.00
2053	0.917	0.00
2054	1.167	0.00
2055	0.833	0.00
2056	0.833	0.00
2057	0.00	0.00

2058	0.98	0.00
2059	0.98	0.00
2060	0.98	0.00
2061	0.50	0.00
2062	0.50	0.00
2063	0.50	0.00

Source: Ministry of Economy and Finance, Directorate of Public Financing.

External Debt

Global Notes and Bonds

On March 28, 2023, Panama issued U.S.$800,000,000 aggregate principal amount of its 6.400% Global Bonds due 2035 and U.S.$1,000,000,000 aggregate principal amount of its 6.853% Global Bonds due 2054 to finance the General State Budget for fiscal year 2023.

Estimated Funding Needs During Fiscal Year 2023

Panama anticipates that during fiscal year 2023 funding needs will be U.S.$4.3 billion, expected to be funded through budgetary assistance loans, external financing for social investment projects, and local and international capital markets. Of this total anticipated funding need, U.S.$2.1 billion is expected to fund the Central Government’s deficit, U.S.$2.13 billion is expected to fund servicing of public debt, and U.S.$69 million is expected to fund financial investments.

Internal Debt

On March 31, 2023, Panama repurchased U.S.$27,727,000 aggregate principal amount of its 4.950% PABONT (Treasury Bonds) due 2024. Approximately U.S.$1,468,273,000 aggregate principal amount of the 4.950% PABONT (Treasury Bonds) due 2024 remained outstanding after the repurchase.

On April 28, 2023, Panama made a direct repurchase from the Social Security Fund (“CSS”) of U.S.$380,276,000 aggregate principal amount of its 4.950% PABONT (Treasury Bonds) due 2024, leaving an outstanding balance of U.S.$1,087,997,000.

IMF

Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On December 12, 2022, the IMF concluded its virtual Article IV mission for 2022, addressing issues of development and economic policies of the Republic of Panama.

On February 22, 2023, the IMF Executive Board concluded the 2022 Article IV consultation with Panama, addressing issues such as economic recovery following the COVID-19 pandemic; prioritizing the country’s exit from the FATF grey list; the mining agreement between the Government and Minera Panama; the importance of further reducing the fiscal deficit, in accordance with the fiscal rule; and keeping the banking system adequately capitalized and liquid. The 2022 Article IV report was published on the IMF website on March 24, 2023.